SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No.5)(1)

                           SANTA FE GAMING CORPORATION
                                (Name of Issuer)

                    EXCHANGEABLE REDEEMABLE PREFERRED STOCK,
                          $2.14 LIQUIDATION PREFERENCE
                         (Title of Class of Securities)

                                    801904202
                                 (CUSIP Number)

                                    Copy to:
Mr. David H. Lesser                       Michael Connolly, Esq.
Hudson Bay Partners, L.P.                 Morrison Cohen Singer & Weinstein, LLP
237 Park Avenue, Suite 900                750 Lexington Avenue
New York, New York 10017                  New York, New York 10022
Telephone (212) 692-3622                  Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             - Page 1 of 13 Pages -

CUSIP
No.   801904202                        13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)
                                                    Hudson Bay Partners, L.P.
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                       (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*            WC, PF


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                     |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                       Delaware


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                   2,939,400**                        33.19%

       Shares         ----------------------------------------------------------
    Beneficially      8      Shared Voting Power

      Owned By                    2,939,400**                        33.19%
                      ----------------------------------------------------------
        Each          9      Sole Dispositive Power

      Reporting                   2,939,400**                        33.19%
                      ----------------------------------------------------------
       Person         10     Shared Dispositive Power

        With                      2,939,400**                        33.19%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                  2,939,400
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                     33.19%

--------------------------------------------------------------------------------
14       Type of Reporting Person*          PN


================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 2,939,400 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

CUSIP
No.   801904202                        13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)
                                    David H. Lesser IRA-Rollover IRA
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*
                                                                       (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
 3       SEC Use Only


--------------------------------------------------------------------------------
 4       Source of Funds*                PF


--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                     |_|

--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                    United States


--------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of
                                  32,000                             0.4%
       Shares         ----------------------------------------------------------
    Beneficially      8      Shared Voting Power

      Owned By                    2,939,400**                        33.19%
                      ----------------------------------------------------------
        Each          9      Sole Dispositive Power

      Reporting                   32,000                              0.4%
                      ----------------------------------------------------------
       Person         10     Shared Dispositive Power

        With                      2,939,400**                        33.19%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                  2,971,400**
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                            |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                     33.55%

--------------------------------------------------------------------------------
14       Type of Reporting Person*          IN


================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 2,939,400 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

     This  statement,  dated May 14, 1999,  constitutes  Amendment  No. 5 to the
Schedule 13D, dated January 25, 1999 (the "Schedule 13D"), regarding the Filing Persons' ownership of certain securities of Santa Fe Gaming Corporation, a Nevada corporation (the "Issuer").(2) All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule 13D.

     This Amendment No. 5 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended, by the Filing Persons. It shall include only information which has materially changed since the filing of the Schedule 13D.

ITEM 4. Purpose of Transaction.

     The Filing Persons acquired the Shares described at Item 5(c) below for investment purposes. Reference is hereby made to the additional information set forth in Item 4 of the Schedule 13D, which information has not materially changed since the filing of the Schedule 13D except as previously reported by the Filing Persons in the Schedule 13D and amendments thereto set forth below. Since the date of filing of the Schedule 13D, the Filing Persons have continued to pursue various alternative courses of actions in respect of their respective equity ownership in the Issuer, including, among other things, actions that may result in an extraordinary corporate transaction involving the Issuer, changes in the board of directors of the Issuer and changes in the management of the Issuer, and the Filing Persons continue to consider various alternative actions such as acquiring additional Shares in one or more transactions or commencing a tender offer for securities of the Issuer, or selling Shares in one or more transactions, some of which actions may, if taken, result in an extraordinary corporate transaction involving the Issuer or a change in the board of directors or management of the Issuer.

     As holders of the Shares having the right to elect two additional directors to the board of directors of the Issuer, the Filing Persons proposed four nominees for election to the board of directors of the Issuer and one nominee included in a slate of nominees proposed by the Hotel Employees and Restaurant Employees International Union. The holders of the Shares subsequently elected two members of the board of directors of the Issuer at the Annual Meeting of the Issuer held on May 3, 1999.

     On May 13, 1999, Hudson Bay made a written offer to the Issuer, providing, among other things, for Hudson Bay to exchange certain outstanding bonds which are guaranteed by the Issuer into either preferred stock or debt of the Issuer and the granting to Hudson Bay of the right to designate two members of the Board of Directors of the Issuer. A copy of the offer letter is attached hereto as Exhibit B.

--------
     (2) The Shares to which this Schedule relates are non-voting securities; however, the Certificate of Designation relating to the Shares provides that the holders of the Shares voting as a class have the right to elect two additional directors to the board of directors of the Issuer for so long as dividends in an amount equal to dividend payments for four dividend periods remain accrued and unpaid (a "Dividend Payment Default"). The Filing Persons were notified of the occurrence of a Dividend Payment Default on January 15, 1999, and the holders of the Shares elected two members of the board of directors of the Issuer at the Annual Meeting of the Issuer held on May 3, 1999.

ITEM 5. Interests in Securities of the Issuer.

     (a)-(b) As of the date of this filing, Hudson Bay is the record and beneficial owner of 2,939,400 Shares of the Issuer, constituting approximately 33.19% of the outstanding Shares of the Issuer. Through David H. Lesser IRA - Rollover IRA, Mr. Lesser is the record and beneficial owner of 32,000 Shares of the Issuer, constituting approximately 0.4% of the outstanding Shares of the Issuer, and as a result of his affiliation with the General Partner he may also be deemed to beneficially own the 2,939,400 Shares owned by Hudson Bay; Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him. Mr. Lesser has sole voting and dispositive power with respect to the 32,000 Shares owned of record individually by him; he may be deemed to share with Hudson Bay voting and dispositive power over the 2,939,400 Shares owned by Hudson Bay. The General Partner owns no Shares, except indirectly as general partner of Hudson Bay. In addition to the Shares, Hudson Bay is the record and beneficial owner of 53,600 shares of common stock, par value $.01 per share, of the Issuer, representing 0.9% of the issued and outstanding shares.

     (c) The following is a description of all transactions in Shares of the Issuer by the Filing Persons effected during the past sixty (60) days:

                             Date of           Number of Shares         Purchase or Sale
Name of Shareholder      Purchase or Sale     Purchased or (Sold)        Price per Share
-------------------      ----------------     -------------------        ---------------
Hudson Bay                   03/15/99               32,900                   0.6793
                             03/16/99               35,800                   0.7075
                             03/18/99                5,000                   0.7700
                             03/19/99               35,000                   0.6999
                             03/22/99               15,000                   0.5638
                             03/23/99                5,000                   0.4575
                             03/25/99                5,000                   0.4575
                             03/31/99               25,000                   0.4258
                             04/01/99               94,000                   0.5086

     All of the Shares of the Issuer were purchased in open market purchases.

     (d) Not applicable.

     (e) Not applicable.

ITEM 7. Materials to be Filed as Exhibits

     Exhibit A. Agreement of Joint Filing between Hudson Bay Partners, L.P., and David H. Lesser, dated May 14, 1999.

     Exhibit B. Letter, dated May 13, 1999, from Hudson Bay Partners, L.P. to Santa Fe Gaming Corporation.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


Dated: May 14, 1999                        HUDSON BAY PARTNERS, L.P.

                                           By: Hudson Bay Partners, Inc.
                                               General Partner


                                           By:  /s/ David H. Lesser
                                                --------------------------------
                                                    David H. Lesser
                                                    President


                                           By: /s/ David H. Lesser
                                               ------------------------------
                                               David H. Lesser, individually



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  EXHIBIT INDEX


                                                                     Sequential
Exhibit                Description                                   Page Number
-------                -----------                                   -----------
   A                   Agreement of Joint Filing,
                       dated May 14, 1999, between
                       Hudson Bay Partners, L.P. and
                       David H. Lesser.

   B                   Letter, dated May 13, 1999,
                       from Hudson Bay Partners, L.P.
                       to Santa Fe Gaming Corporation.

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

     Hudson Bay Partners, L.P. and David H. Lesser hereby agree that the Statement on Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: May 14, 1999

                                      HUDSON BAY PARTNERS, L.P.

                                      By:  Hudson Bay Partners, Inc.
                                           General Partner

                                           By:  /s/ David H. Lesser
                                                --------------------------------
                                                    David H. Lesser
                                                    President



                                           By: /s/ David H. Lesser
                                                --------------------------------
                                                   David H. Lesser, individually

                                    EXHIBIT B

                            HUDSON BAY PARTNERS, L.P.
                 237 PARK AVENUE, SUITE 900, NEW YORK, NEW YORK
                    PHONE: (212) 692-3622 FAX: (212) 692-3623



May 13, 1999


Mr. Paul Lowden
Chairman of the Board and President
Santa Fe Gaming Corporation
4949 N. Rancho Drive
Las Vegas, Nevada 89130

Dear Mr. Lowden:

As you are aware, the Pioneer Bonds which are guaranteed by Santa Fe Gaming Corporation ("Santa Fe") matured on 12/1/98. Hudson Bay Partners, L.P. ("HBP") owns approximately $4.8 million (par value) of bonds. In addition, as you know, HBP is in contact with another owner ("GMS") which owns approximately $6.5 million (par value) of bonds. Santa Fe has made it clear that it is unable to make good on its guarantee of the Pioneer Bonds and the only proposal for payment ever made by Santa Fe was set forth in the Pioneer Finance Corp. ("PFC") Consent Solicitation which HBP and a number of other Bondholders found entirely unacceptable. While HBP would prefer simply to have Santa Fe pay the amounts due, Santa Fe has made it abundantly clear that such payment is not in the offing and HBP has accordingly continued to study alternatives which would mitigate the consequences of Santa Fe's default and remains receptive to any reasonable and feasible alternative plans.

At the April 15, 1999 hearing in the Bankruptcy Court (see attached transcript [intentionally omitted]), William Noall (attorney for the debtors) invited HBP to provide a "better way to reorganize this case." I have enclosed for your review a term sheet which sets forth the terms of a transaction which HBP is willing to enter into with Santa Fe and PFC/PHI to address the bonds owned by HBP and GMS. While HBP does not currently have an agreement with GMS, based on previous discussions, I am confident that in the event a transaction can be negotiated with Santa Fe, GMS would be willing to sell its bonds to HBP in order to allow Santa Fe and HBP to complete the transaction as structured. In addition, if Santa Fe would prefer to expand the HBP proposal to include other holders of consented and/or non-consented bonds, HBP is willing to modify its proposal to include such other bondholders.

HBP's offer can be structured in conjunction with the existing Disclosure Statement and Plan of Reorganization (the "Plan") related to Pioneer Finance Corp. and Pioneer Hotel, Inc. ("PHI") which has been submitted to the Bankruptcy Court or, if Santa Fe prefers, a new plan can be prepared by Santa Fe or HBP, for submission in short order. While the Plan indicates probable shortfalls in cash from PFC/PHI to pay its restructured obligations, under the HBP proposal, the bonds currently held by HBP and GMS (and perhaps others) would be released as an obligation of PFC/PHI, thus presenting a significant enhancement to the existing Plan by reducing the amount of debt PFC/PHI would emerge with by a minimum of $14.4 million (approximately 26%). I have attached an analysis which demonstrates that the cash flow coverage under the Plan seems to average less than .53x over the next five years. It is clear that the Plan is not financially feasible. However, the Plan as restructured pursuant to the HBP proposal will at a minimum be rendered substantially more feasible. All other elements of the Plan could remain the same and therefore could presumably be approved quickly. Since consenting bondholders would receive securities similar to what they have consented to, but improved by having materially less debt alongside of them, I would expect the full support of the Ad-Hoc Committee and other consenting bondholders.

HBP's offer would also release pending claims by HBP and GMS against Santa Fe as guarantor. It is my understanding that GMS has filed an action (Summary Judgment in Lieu of Complaint) in New York State Court seeking to collect on Santa Fe's guarantee. Santa Fe's most recent 10-Q filing with the SEC also indicates an inability for SLVC (a subsidiary of Santa Fe) to pay its June interest payment (see attached [intentionally omitted]). By resolving the claims against Santa Fe pursuant to the guarantee, Santa Fe will be in a better position to provide the shortfall in the debt service at SLVC. Santa Fe would also be in a much better financial position to address the looming maturity of the SLVC Loan in December of 1999.

As previously discussed in conversations with Tom Land, the best comparable for the terms of the security that HBP is willing to convert into is Santa Fe's Preferred Stock. Santa Fe is currently accruing (rather than paying in cash) the Preferred Stock dividend at a rate of 12% on the original liquidation preference of $2.14 per share or approximately $0.26 per annum per share (which rate increases by 50 basis points with each semi-annual payment up to a maximum of 16%). The current total liquidation preference per share (i.e., including all accrued but unpaid dividends) is approximately $2.63 per share. As you are aware, Hudson Bay was an active acquiror of the Preferred Stock from December, 1997, through the de-listing from the American Stock Exchange on 4/1/99. HBP's average price during this period was approximately $0.39 per share. It is likely that if HBP had not been an active acquiror, the price in the market place would actually have been significantly lower. Nevertheless, using HBP's average purchase price as a proxy for the market value of this security results in the following conclusions: the SFGC preferred stock carries an annual yield in excess of 65% and receives approximately 7 times its investment as a priority to any subordinated securities. The instrument that HBP is proposing to convert into (see attached term sheet) is similar in the capital structure priority to that of the existing Preferred Stock. Accordingly, from an economic standpoint the proposal is extremely attractive for SFGC relative to other financing available to it. Indeed, I doubt that Santa Fe could otherwise raise capital on terms as attractive to Santa Fe as HBP has offered.

I am confident that the terms of this transaction are in the best interest of both shareholders and creditors of Santa Fe. I hope that Santa Fe will seriously consider this offer in light of the existing default on the Guarantee of the Pioneer Bonds which threatens the ability of Santa Fe to continue as a going concern. The goal of the offer is not only to allow Santa Fe to avoid probable Bankruptcy, but converts significant debt to equity to dramatically improve Santa Fe's capital structure. I am also confident that a transaction can be consummated between HBP and Santa Fe which will be acceptable to the Nevada Gaming Commission.

Needless to say, time is of the essence. I am prepared to meet immediately to discuss any aspect of this offer and to clarify any concerns. If the offer is agreeable in principle, I am prepared immediately to commence documentation of the transaction as outlined in the term sheet.




Very truly yours,



David H. Lesser
President - General Partner


cc: Thomas Land
cc: Leonard Schwartzer
cc: Jim Baker
cc: Gerald Gordon





C: Plaodwen.cob

                       SUMMARY OF PRINCIPAL PROPOSED TERMS


o HBP will acquire GMS's bonds and exchange at least $11 million (face value) of Pioneer Bonds plus accrued interest into either preferred stock or debt of Santa Fe Gaming Corporation as follows:

          o

          o    5 year term

     o    13.5% yield paid-in-kind (monthly accrual) for the entire term

          o Convertible into common shares at any time at the election of HBP at $0.50 per share

          o Callable by SFGC at any time after year 2 on 30 days notice with the following premium:

               o    Years 3-4: 6%

               o    Year    5: 4%

o HBP will receive 600,000 options to buy Santa Fe common stock at $0.50 per share

o This transaction is predicated on confirming a plan along the lines of the Plan adjusted for the impact of this transaction

o    Governance:

     o    The Board of Directors will continue to have a total of 7 directors

     o Two of the directors elected by the common stockholders will be replaced by HBP designees (since HBP would have two seats on the reconfigured Board there would be no change of control)

     o HBP will covenant that it would not convert into more than 50% of the common stock of Santa Fe at any time

o HBP will receive reimbursement from Santa Fe of all its reasonable out-of-pocket expenses, including legal fees, associated with the various proceedings relating to PFC and SFGC from January 1, 1999 to date, which will be paid at Santa Fe's option either in cash or additional securities on the same terms as set forth above